

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 19, 2018

David L. Trautman
Chief Executive Officer and President
Park National Corporation
50 North Third Street
Newark, OH 43055

> **Re:** **Park National Corporation**
> **Registration Statement on Form S-4**
> **Filed March 9, 2018**
> **File No. 333-223559**

Dear Mr. Trautman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: James J. Barresi, Esq.